Form 40-F
period 2025-12-31
ANFIELD ENERGY INC.
filed 2026-03-31
CIK 1519469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission file number: 001-42808

Anfield Energy Inc.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English (if applicable))

British Columbia

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code)

N/A

(I.R.S. Employer Identification No.)

2005-4390 Grange Street,

Burnaby, British Columbia, Canada V5H 1P6

(604)-669-5762

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

302-738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Corey Dias Anfield Energy Inc. 2005-4390 Grange Street, Burnaby, British Columbia Canada V5H 1P6 (604) 669-5762	Richard Raymer Dorsey & Whitney LLP 66 Wellington St West, Suite 3400, Toronto, Ontario Canada, M5K 1E6 (416) 367-7388	Sam Cole Cassels Brock & Blackwell LLP RBC Place 2200 - 885 West Georgia St., Vancouver, British Columbia Canada V6C 3E8 (604) 283-1485

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	AEC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2025, 15,942,823 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Anfield Energy Inc. (the “Company” or the “Registrant”) is incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) and is permitted under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” and “forward-looking information” within the meaning of United States and Canadian securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking statements in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this Annual Report and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this Annual Report contains forward-looking statements pertaining to the following: capital expenditure programs; estimates of the quality and quantity of the mineral resources at its mineral properties; development of mineral resources; accuracy and success of exploration programs; whether mineral resources will ever be developed into mineral reserves, and information underlying assumptions related thereto; plans and expectations including anticipated expenditures relating to exploration, development, pre-extraction, extraction and reclamation activities; costs and timing of the development of new deposits; success of exploration activities and permitting timelines; fluctuations in the prices of uranium and vanadium; commodity price changes; currency fluctuations; budget estimates and expenditures to be made by the Company on its properties; planned exploration and development programs and expenditures (including, but not limited to, plans and expectations regarding advancement of the Utah-based Velvet-Wood uranium and vanadium project (the “Velvet-Wood Project”), the Shootaring Canyon mill located in Utah (the “Shootaring Canyon Mill”), the Colorado-based Slick Rock conventional uranium and vanadium project (the “Slick Rock Project”) and the West Slope project in Montrose County, Colorado (the “West Slope Project”); the Company’s intention to focus its business activity in the near term on advancing its conventional uranium and vanadium portfolio to production, including updating its radioactive materials license at the Shootaring Canyon Mill, determining economics and completing permitting application requirements for its West Slope Project, commencing construction activities for the Velvet-Wood Project and advancing the Slick Rock Project; filing of technical reports; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; treatment under governmental and taxation regimes; belief and expectations including the possible impact of any legal proceedings, arbitration or regulatory actions against the Company; the reliability of third party information; inflation; changes in trade relationships; tariffs and trade barriers; the Company’s funding requirements and ability to raise capital; geopolitical instability; the Company’s overall strategy, objectives, plans and expectations for the fiscal year ended December 31, 2025 and beyond; and work plans to be conducted by the Company.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. With respect to forward-looking statements listed above and contained in the Annual Report, the Company has made assumptions regarding, among other things: uncertainties relating to receiving mining, exploration, environmental and other permits or approvals; unpredictable changes to the market prices for uranium and vanadium; pricing and demand for uranium and vanadium; anticipated results of exploration and development activities for the Velvet-Wood Project, the Shootaring Canyon Mill, the Slick Rock Project and West Slope Project; exploration and development costs for the Velvet-Wood Project, the Shootaring Canyon Mill, the Slick Rock Project and West Slope Project; availability of additional financing; ability to remain in compliance with the terms of the Company’s indebtedness; the Company’s ability to obtain additional financing on satisfactory terms; the ability to achieve production at any of the Company’s mineral exploration and development properties; the ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; impact of increasing competition; commodity prices, exchange rates, tariffs, trade barriers, currency rates, interest rates, trade relationships and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; current technological trends; impact of unknown financial contingencies; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms; and the anticipated timing and results of operations.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events, performance or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Report, including the following: mining operations risks, including without limitation, the decisions to advance development of the Velvet-Wood Project and the West Slope Project are not based on feasibility studies of mineral reserves demonstrating economic and technical viability; risks associated with development and industry competitiveness; risks related to mineral resource and mineral reserve uncertainties; risks in obtaining and maintaining all necessary licenses and permits for operations; delays in obtaining governmental approvals of financing or in the completion of development or construction activities; risks relating to rights of ownership of mineral properties; risks in maintaining interest in the Company’s mineral properties; risks resulting from future environmental legislation, regulations and actions; risks related to environmental liabilities inherent in mining operations; uninsurable risks related to mineral properties; construction project expenditure risks; foreign operations risks; cost estimate risks; risks related to negative operating cash flows; dilution risks; risks related to not issuing dividends; financial risks; credit risks with respect to the Company’s cash and cash equivalents; risks arising from changes in foreign currency fluctuations; liquidity risks; risks related to capital resources; risks related to the Company’s capability to continue as a going concern; risks related to the market prices of uranium and vanadium; risks related to commodity prices; risks related to Uranium Energy Corp. having significant influence over the Company; risks related to political and regulatory effects on the uranium and vanadium industries; political uncertainty risks; risks related to war and international conflict; risks resulting from adverse economic conditions in Canada, the United States and globally; risks relating to tariffs or the imposition of other restrictions on trade; risks related to the integration of acquisitions; risks related to potential joint venture operations; actual results of current exploration and development activities; conclusions of economic evaluations; uncertainties in estimating capital and operating costs, cash flows and other economics; changes in project parameters as plans continue to be refined; future prices of metals; failure of plant, equipment or processes; risks related to geological, technical and drilling issues; unanticipated operating events; health and safety risks; risks related to accidents; unanticipated weather conditions; labour disputes and other risks of the mining industry; risks related to climate change; intellectual property risks; decommissioning and reclamation risks; risks related to the Company’s capability to attract and maintain qualified key management personnel; risks related to conflicts of interest; risks related to litigation, arbitration, disputes and judgments; risks related to enforcing judgements; risks related to anti-corruption; risks related to Indigenous peoples; inflationary pressure risks; information systems risks; risks related to new technology and generative artificial intelligence; risks related to tax law changes and incentive programs with respect to the mining industry; risks related to share price volatility; risks related to future issuances of shares; risks related to obtaining additional financing satisfactory to the Company; and risks related to continued listing requirements for the TSX Venture Exchange (the “TSXV”) and the Nasdaq Capital Market (“Nasdaq”).

Other factors which could materially affect such forward-looking statements are described in the risk factors in the Company’s most recent annual management’s discussion and analyses or annual information forms and the Company’s other filings with the Canadian securities regulators which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Annual Report are expressly qualified by this cautionary statement. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multijurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Our mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information incorporated by reference herein that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2025, based upon the average daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3706.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

ANNUAL INFORMATION FORM

The Company’s annual information form for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of the results of operations and financial condition of the Company for the fiscal year ended December 31, 2025 (the “MD&A”), is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE

The Board of Directors of the Company (the “Board”) has a separately designated standing Audit Committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Nasdaq Listing Rule 5605(c). As of the date of this Annual Report, the Company’s Audit Committee is comprised of Joshua D. Bleak (chairman of the Audit Committee), Corey A. Dias and Stephen S. Lunsford. Two out of three members of the Audit Committee, Messrs. Bleak and Lunsford, are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Nasdaq Listing Rule 5605(a)(2). The Company is relying on the phase-in provisions of Nasdaq Listing Rule 5615(b) for the audit committee composition requirements set forth in Nasdaq Listing Rule 5605(c)(2).

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert

The Board has determined that Corey Dias qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Nasdaq Listing Rule 5605(c)(2)(A). Corey Dias is not independent (as determined under Exchange Act Rule 10A-3 and Nasdaq Listing Rule 5605(a)(2)).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The information provided under the heading “Audit Committee Information – Pre-Approval Policies and Procedures” contained in the Company’s annual information form for the fiscal year ended December 31, 2025, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by DMCL LLP, Chartered Professional Accountants, located in Vancouver, Canada (PCAOB ID #1173) and its affiliates the Company’s independent registered public auditing firm, in each of the last two years.

	2025 (Canadian $)	2024 (Canadian $)

Audit Fees (1)	$310,000	$140,000
Audit-Related Fees(2)	NIL	NIL
Tax Fees(3)	19,000	19,000
All Other Fees (4)	NIL	NIL
Total	$329,000	$159,000

(1)	“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

CONTRACTUAL OBLIGATIONS

The information provided in the table under the heading “Off Balance Sheet Arrangements and Contractual Obligations” in the MD&A included as Exhibit 99.3 hereto, is incorporated herein by reference.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company’s Code of Conduct and Ethics (the “Code”) applies to all officers, employees, and independent contractors of the Company and its subsidiaries and any accompanying people acting on behalf of the Company or its subsidiaries and directors of the Company. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Company’s internet website at the following address: www.anfieldenergy.com/corporate/#corporategovernance.com.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INTERACTIVE DATA FILE

An interactive data file for the audited consolidated financial statements for the years ended December 31, 2025 and 2024 is filed herewith.

NASDAQ STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and the common shares of the Company are listed on Nasdaq and the TSXV. Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers to follow home country practices in lieu of certain provisions of the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Listing Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Majority Independent Directors: The Registrant does not follow Nasdaq Listing Rule 5605(b)(1), which requires companies to have a majority of the board of directors comprised of “Independent Directors” as defined in Nasdaq Listing Rule 5605(a)(2). In lieu of following Nasdaq Listing Rule 5605(b)(1), the Registrant follows the rules of the TSXV and the BCBCA.

Executive Sessions: The Registrant does not follow Nasdaq Listing Rule 5605(b)(2), which requires companies to have their Independent Directors regularly schedule meetings at which only Independent Directors are present (“executive meetings”). In lieu of following Nasdaq Listing Rule 5605(b)(2), the Registrant follows the rules of the TSXV and the BCBCA.

Audit Committee Charter: The Registrant does not follow Nasdaq Listing Rule 5605(c)(1), which requires companies to adopt a formal written audit committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor’s accountability to the audit committee; and the audit committee’s responsibility to ensure the independence of the outside auditor. In lieu of following Nasdaq Listing Rule 5605(c)(1), the Registrant follows the rules of the TSXV and the BCBCA.

Compensation Committee Charter: The Registrant does not follow Nasdaq Listing Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Nasdaq Listing Rule 5605(d)(1), the Registrant follows the rules of the TSXV and the BCBCA.

Composition of Compensation Committee: The Registrant does not follow Rule Nasdaq Listing Rule 5605(d)(2), which requires companies to have a compensation committee comprised of at least two members, with each member being Independent Director as defined under Nasdaq Listing Rule 5605(a)(2). In lieu of following Nasdaq Listing Rule 5605(d)(2), the Registrant follows the rules of the TSXV and the BCBCA.

Independent Director Oversight of Director Nominations: The Registrant does not follow Nasdaq Listing Rule 5605(e)(1), which requires Independent Director involvement in the selection of director nominees, by having a nominations committee comprised solely of Independent Directors. In lieu of following Nasdaq Listing Rule 5605(e)(1), the Registrant follows the rules of the TSXV and the BCBCA.

Nominations Committee Charter: The Registrant does not follow Nasdaq Listing Rule 5605(e)(2), which requires companies to adopt a formal written nominations committee charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Nasdaq Listing Rule 5605(e)(2), the Registrant follows the rules of the TSXV and the BCBCA.

Shareholder Approval Requirement: The Registrant does not follow Nasdaq Listing Rule 5635(d), which requires shareholder approval prior to a transaction involving the sale or issuance of common shares (or securities convertible into or exercisable for its common shares): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial shareholders, is equal to 20% or more of the company’s outstanding common shares or 20% or more of the voting power prior to issuance. In lieu of following Nasdaq Listing Rule 5635(d), the Registrant follows the rules of the TSXV and the BCBCA.

Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Listing Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Listing Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Nasdaq Listing Rule 5620(c), the Registrant follows the rules of the TSXV and the BCBCA.

The foregoing is consistent with applicable laws, customs and practices in Canada.

MINE SAFETY DISCLOSURE

Not applicable.

Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy effective September 17, 2025 (referred to as the “Incentive Compensation Recovery Policy”) as required by Nasdaq Listing Rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 99.9 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ANFIELD ENERGY INC.

By:	/s/ Corey Dias
Name:	Corey Dias
Title:	Chief Executive Officer
Date:	March 31, 2026

EXHIBIT INDEX

99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2025 and December 31, 2024, together with the report thereon of the independent auditor
99.3	Management’s Discussion and Analysis for the year ended December 31, 2025
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of DMCL LLP
99.9	Compensation Recovery Policy
99.10	Consent of Douglas L. Beahm
99.11	Consent of Carl Warren
99.12	Consent of Harold H. Hutson
99.13	Consent of Terence P. McNulty
99.14	Consent of T.P. McNulty and Associates Inc.
99.15	Consent of BRS, Inc.
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)